St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

12 September 2002

02 SEP 20 [ ]2: 14

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

02076225

PROCESSED
SEP 2 4 2002
THOMSON
FINANCIAL
SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- New Issue Announcement

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

lodging party or agent name   St.George Bank Limited
office, level, building name **or** PO Box no.
street number & name
suburb/city   state/territory   postcode
telephone (   )
facsimile (   )
DX number   suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

---

company name   St.George Bank Limited
A.C.N.   92 055 513 070

Details of the issue

date of issue (d/m/y) 12 /09 / 02   or period of issue (d/m/y)   from   /   /   to   /   /

Class of shares - show only details of shares which have been issued.

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

class code	full title
ORD	Ordinary Fully Paid Shares

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	500,000	$9.41	

1.   Have all shares been issued for cash only?   Yes ☒   No ☐
       If Yes, lodge this form. No other forms are required.   **If No**, see item 2

2.   Were some or all of the shares issued under a written contract   Yes ☐   No ☒
       If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
       Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
       If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name   MICHAEL BOWAN   capacity   SECRETARY

sign here   date 12 /09 /02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs   mins



To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	479
Pages (Includes this page):	9
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue Announcement**
Date Sent:	11 September 2002
Bar Code:	AUSTRALIAN STOCK EXCHANGE SGB000479

Please find Appendix 3B attached.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000 ordinary shares

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

   If the additional securities do not rank equally, please state:
   - the date from which they do
   - the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
   - the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

   | Yes, with existing fully paid ordinary shares. |

5 Issue price or consideration

   | $9.41 |

6 Purpose of the issue
   (If issued as consideration for the acquisition of assets, clearly identify those assets)

   | Shares issued under the St.George Bank Executive Option Plan. |

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

   | 12 September 2002 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
498,047,921	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547 359,095	Redeemable preference borrower share Redeemable preference depositor share

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

| 20 | Names of any underwriters | |

| 21 | Amount of any underwriting fee or commission | |

| 22 | Names of any brokers to the issue | |

| 23 | Fee or commission payable to the broker to the issue | |

| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |

| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |

| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |

| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |

| 28 | Date rights trading will begin (if applicable) | |

| 29 | Date rights trading will end (if applicable) | |

| 30 | How do +security holders sell their entitlements *in full* through a broker? | |

| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (*tick one*)

(a)   [X]   Securities described in Part 1

(b)   [ ]   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35   [ ]   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   [ ]   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   [ ]   A copy of any trust deed for the additional ⁺securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which $^+$quotation is sought	

39	Class of $^+$securities for which quotation is sought	

40 Do the $^+$securities rank equally in all respects from the date of allotment with an existing $^+$class of quoted $^+$securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	$^+$Class

42 Number and $^+$class of all $^+$securities quoted on ASX (*including* the securities in clause 38)

(now go to 43)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

•   The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•   There is no reason why those +securities should not be granted +quotation.

•   An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•   We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•   If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: ....   Date: ....11/09/02.............
                              Secretary

Print name: Michael Bowan

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